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[KINROSS LOGO]


                                                                   PRESS RELEASE


                           FINANCIAL STATEMENT REVIEW

FEBRUARY 3, 2005, TORONTO, ONTARIO - KINROSS GOLD CORPORATION (TSX-K; NYSE-KGC) ("Kinross" or the "Company") announced today that following a lengthy review of the manner in which it has accounted for goodwill, it has decided to obtain an independent valuation to provide support for the evaluation of the goodwill as of December 31, 2003 and as of December 31, 2004. The $918 million in goodwill resulted from Kinross' acquisition of mines in the TVX and Echo Bay transactions that were completed on January 31, 2003. Although Kinross believes that the goodwill reflected on its balance sheet was not impaired as of December 31, 2003, there is a possibility that the valuations may not support Kinross' belief. Accordingly, until Kinross receives the valuations, the Board of Directors, including the Audit Committee, is advising investors not to rely on the financial statements or on the related auditor's report for the year ended December 31, 2003.

If, after receiving the valuations, Kinross concludes that goodwill was impaired as of December 31, 2003, it will restate its financial statements as of the year ended December 31, 2003 and for any quarterly reports that may be affected. Any impairment will result in non-cash adjustments to reduce the carrying amount of the goodwill in the period in which the impairment occurred and reduce Kinross' net profit for the year 2003 by the amount of the impairment. These non-cash adjustments will also be reflected in the balance sheets of the Company as of each subsequent date, but revenues, cash flow from operations, and production statistics will not be affected.

Any restatement of the historical financial statements for the 2003 fiscal year would have no effect on Kinross' cash generating ability or its capacity to achieve its operating plans. Clearly, the time required to undertake the analysis will delay the expected release of our 2004 results beyond February 15th. We will however release our year-end reserves and certain operating statistics on February 15, 2005.

For additional information, e-mail INFO@KINROSS.COM or contact:

CHRISTOPHER T. HILL                         TRACEY M. THOM
VICE PRESIDENT                              MANAGER
INVESTOR RELATIONS                          INVESTOR RELATIONS
Tel. (416) 365-7254                         Tel. (416) 365-1362


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THIS PRESS RELEASE INCLUDES CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE
MEANING OF SECTION 21E OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED HEREIN, INCLUDING WITHOUT LIMITATION, STATEMENTS REGARDING THE KINROSS' FINANCIAL STATEMENTS FOR ITS FISCAL YEAR ENDED DECEMBER 31, 2003, POTENTIAL MINERALIZATION AND RESERVES, EXPLORATION RESULTS AND FUTURE PLANS AND OBJECTIVES OF KINROSS GOLD CORPORATION, ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE VARIOUS RISKS AND UNCERTAINTIES. THERE CAN BE NO ASSURANCE THAT SUCH STATEMENTS WILL PROVE TO BE ACCURATE AND ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ANY RESTATEMENT OF HISTORICAL FINANCIAL STATEMENTS IS DEPENDANT ON THE OUTCOME OF THE INDEPENDENT VALUATION OF THE ACQUIRED ASSETS, AND KINROSS DOES NOT KNOW WHAT THAT OUTCOME WILL BE. OTHER IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM KINROSS' EXPECTATIONS ARE DISCLOSED UNDER THE HEADING "RISK FACTORS" AND ELSEWHERE IN KINROSS' DOCUMENTS FILED FROM TIME TO TIME WITH THE TORONTO STOCK EXCHANGE, THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND OTHER REGULATORY AUTHORITIES.